May 13, 2011

BY FACSIMILE AND U.S. MAIL
Rachel A. Spearo, Esquire
U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

     RE: Wall Street EWM Funds Trust
              File Nos. 333-173481 and 811-22548

Dear Ms. Spearo:

We have reviewed the registration statement for the Wall Street EWM Funds Trust filed on Form N-1A with the Securities and Exchange Commission on April 14, 2011, and have the following comments relating to the Evercore Wealth Management Macro Opportunity Fund:

PROSPECTUS

1. In connection with "Fees and Expenses of the Fund" in the summary section of the prospectus, please confirm supplementally that:
   (a) The fund will not incur acquired fund fees and expenses that exceed 0.01 percent of the Fund's average net assets;
   (b) The fee table includes any expenses associated with short positions; and
   (c) The expense limitation provision in the fund's investment advisory agreement does not contain any provisions permitting the recapture of previous fee waivers.

2. In the footnote to the fee table, please ensure that the disclosure lists all exclusions to the waiver cap (including, if applicable, acquired fund fees and expenses).

3. Please modify the introductory paragraph to the fund's Example to indicate whether (and how long) the fee waiver is taken into account when computing the costs of investing in the fund.

4. In the first paragraph of the "Summary Section – Principal Investment Strategies," please:

(a) Explain what is meant by the phrase "absolute returns under prevailing macroeconomic and market conditions;"

(b) Recast into plain English the last sentence which states "The strategy utilizes a fundamental, top-down macroeconomic allocation process and a bottom-up security selection approach;" and

(c) Disclose how individual securities are selected for purchase and sale.

5. The prospectus states that the Fund may use derivative contracts to implement elements of its investment strategy.

   (a) In the "Summary Section – Principal Investment Strategies," please disclose the extent to which the advisor expects to invest fund assets in derivatives.

   (b) The Division of Investment Management has recently made a number of observations about derivative-related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. (http://www.sec.gov/divisions/investment/guidance/ici073010.pdf) Please review the observations set forth in that letter and revise your disclosure of use and risks of derivatives accordingly.

6. In the "Summary Section – Principal Investment Strategies," the disclosure lists an extensive number of securities in which the fund may invest and their related risks. Please confirm supplementally that all of these securities relate to *principal* investment strategies and risks of the fund.

7. In the "Summary Section – Principal Investment Strategies," please disclose:

   (a) Whether the Cayman Islands subsidiary is managed pursuant to compliance procedures and policies that are substantially the same as the fund's, particularly as to those procedures and policies relating to investment policies and restrictions, leverage, liquidity, brokerage and valuation;

   (b) Whether the advisor receives separate compensation from the subsidiary; and

   (c) That the subsidiary's financial statements will be consolidated with the fund's financial statements in the fund's annual and semi-annual reports.

8. Please confirm supplementally whether the wholly owned subsidiary of the fund will:

   (a) enter into an advisory contract pursuant to the requirements of 15(a) of the Investment Company Act of 1940 (the "1940 Act");

   (b) comply with sections 10 and 16 of the 1940 Act regarding the subsidiary board of directors;

   (c) have the same custodian and auditor as the fund;

      (d) consent to service of process on the subsidiary and examinations of subsidiary's books and records; and

      (e) have the subsidiary's board execute the fund's post-effective amendments.

9. Please confirm to us supplementally that all of the subsidiary's expenses are included in the fund's fee table.

10. In the "Summary Section – Principal Risks," please disclose:
      (a) That loss of money is a risk of investing in the fund, <u>see</u> Item 4(b)(1) of Form N-1A;
      (b) That this is a new fund whose advisor has no experience in managing investment companies;
      (c) Under the subheading "Tax Risk," the specific investment strategies that may be subject to special tax rules; and
      (d) Under the subheading "Non-Diversified Fund Risk," that a single investment may have a greater impact on the fund's return as a result of its non-diversified status.

11. In the "Summary Section – Tax Information," please disclose that distributions may be taxable upon withdrawal from tax-deferred accounts.

12. Under the heading "Management of the Fund," please disclose each portfolio manager's role in the portfolio management group, including any limitations on the person's role and the relationship between the person's role and the roles of other persons who have responsibility for the management of the fund's portfolio. <u>See</u> Item 10(a)(2) of Form N-1A.

13. In the disclosure pertaining to the "Prior Performance of the Adviser's Similar Accounts," please provide a broad based securities market index reflective of the securities the fund intends to hold as the comparison index for the composite's performance. It is the staff's view that Barclays Capital U.S. TIPS Index may be disclosed as a secondary index for this fund but not as the primary index for performance comparisons.

STATEMENT OF ADDITIONAL INFORMATION

14. Please remove the word "physical" from the fund's fundamental investment restriction regarding commodities.

15. Under the heading "Management of the Fund, please disclose why the Board of Trustees determined that its leadership structure is appropriate given the specific circumstances and characteristics of the fund. <u>See</u> Item 17(b)(1) of Form N-1A.

In addition, please confirm supplementally that the fund pays Mr. Robert P. Morse compensation for his duties even though he is an interested trustee.

16. Under the heading "Portfolio Holdings Information," please disclose:
    (a) The individuals or categories of individuals who may authorize disclosure of the fund's portfolio securities holdings and
    (b) The procedures used to ensure that disclosure of that information is in the best interests of fund shareholders, including procedures used to address conflicts between the interests of fund shareholders and those of affiliated persons of the fund.

    See Item 16(f)(v) and (vi) of Form N-1A.

17. Under the heading "Investment Advisory and Other Services," the disclosure contains a table of all parent companies of the advisor. Please clarify the relationships between the entities, the basis of control for each parent of the advisor, and the relationship of each entity with EWM, the fund's advisor. See Item 19(a)(1) of Form N-1A.

18. Under the heading "Investment Advisory and Other Services – Portfolio Managers," please disclose:

    (a) Whether any of the other accounts managed by the portfolio managers pay an advisory fee based on the performance of the account, see Item 20(a)(3) of Form N-1A;
    (b) All material conflicts of interest that may arise in connection with the portfolio managers' management of the fund's investments, see Item 20(a)(4) of Form N-1A; and
    (c) With specificity the criteria on which the portfolio manager's fixed salary is based, see Item 20(b) of Form N-1A.

GENERAL

19. We may have additional comments on disclosures made in response to this letter, information supplied supplementally, or exhibits added in any pre-effective amendments.

20. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

21. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 of the Securities Act. Where no changes will be made in

the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis of your position.

TANDY LETTER

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, please furnish a letter acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;
- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the funds from their full responsibility for the adequacy and accuracy of the disclosure in the filings; and
- The fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filings or in response to our comments on your filings.

If you have any questions about these comments, please call me at 202-551-6951.

Sincerely,

Linda B. Stirling
Senior Counsel